

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

> **Re: Wins Finance Holdings Inc.**
> **Form 20-F for Fiscal Year Ended June 30, 2018**
> **Filed October 31, 2018**
> **File No. 333-204074**

Dear Mr. Mu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services